SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2006

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2006, incorporated by reference herein:

Exhibit

99.1   Release dated August 21, 2006, entitled "DRDGOLD RESULTS"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 21, 2006

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

Share code: DRD

ISIN: ZAE000058723

ARBN number: 086 277 616

NASDAQ trading symbol: DROOY

("DRDGOLD" or "the company")

DRDGOLD RESULTS

DRDGOLD will be announcing its operating and production results for the 12 months to 30 June 2006 on the 24 August 2006 and the release of the fully reviewed and audited financials will occur on the 21 September 2006 so as to allow the auditing firms to complete their work.

Johannesburg

21 August 2006

Sponsor

Standard Bank